OD
5/30/14

SECURI 14040610 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 30 2014
Washington DC
124

SEC FILE NUMBER
8- 68845

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/2013 (MM/DD/YY) AND ENDING 3/31/2014 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peel Hunt, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Moor House 120 London Wall
(No. and Street)

London (City) (State) EC2Y 5ET (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell Gibb 44 20 7418 8941
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Cayman Ltd.
(Name – *if individual, state last, first, middle name*)

PO Box 31118 Governers Square (Address) Grand Cayman (City) Cayman Islands (State) KY1-1205 (Zip Code)

CHECK ONE:

- Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
6/4/14

OATH OR AFFIRMATION

I, Mitchell Gibb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reel Hunt, Inc., as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEEL HUNT INC. (sec file number: 8-68845)

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED MARCH 31, 2014

CONTENTS

BDO

Tel: +1 (345) 943-8800
Fax: +1 (345) 943-8801
Email: mail@bdo.ky
www.bdo.ky

P.O. Box 31118
2nd Floor - Building 3
Governors Square
23 Lime Tree Bay Avenue
Grand Cayman KY1-1205
Cayman Islands

Independent Auditor's Report

The Directors
Peel Hunt Inc.
State of Delaware

We have audited the accompanying statement of financial condition of Peel Hunt Inc. as of March 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Peel Hunt Inc. as of March 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

BDO

May 22, 2014

	March 31, 2014 $ USD
ASSETS	
Cash and cash equivalents	827,586
Receivable from affiliate, net	41,490
Prepaid expenses	10,071
Deferred tax asset	22,626
Security deposit	7,200
Fixed assets, net of depreciation	3,041
Total assets	**912,014**
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and other accrued expenses	44,366
Subordinated borrowings	325,619
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 500,000 shares authorized and 500,000 shares issued and outstanding	500,000
Retained earnings	42,029
Total stockholder's equity	542,029
Total liabilities and stockholder's equity	**912,014**

See notes to financial statements

1 Organization and nature of business

Peel Hunt Inc. ("PH Inc" or "the Company") is a corporation formed in the State of Delaware on March 4, 2011. On March 12, 2012 the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is 100% held by Peel Hunt Holdings Limited ("PHH Limited") which is a limited liability company registered in England and Wales. The Company was formed to act as a chaperoning broker dealer for its UK affiliate, Peel Hunt LLP ("PH LLP") which is a financial services firm, authorized and regulated by the Financial Conduct Authority in the UK. The principal business purpose of the Company is to act as an agent for PH LLP offering UK equities to US institutional clients. The Company will utilize PH LLP's clearing for all foreign security order execution, clearance and settlement.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2 Significant accounting policies

2.1 Basis of preparation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2.2 Cash and cash equivalents

The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less. The Company does not have any cash equivalents at March 31, 2014.

2.3 Income taxes

The Company is subject to US Federal taxes. The Company utilizes an asset and liability approach to accounting for income taxes such that the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S. GAAP. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The returns for fiscal years ended March 31, 2014 and 2013 are open for examination as of the date of these financial statements. If any, the Company records interest and penalties in the General and administrative expense caption of the Statement of Operations.

2.4 Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2 Significant accounting policies (continued)

2.5 Fair value measurements

U.S GAAP requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash, amounts due to/from related parties, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such obligations. The fair value of debt was determined based on current rates at which the Company could borrow or advance funds with similar remaining maturities, which amount approximates its carrying value.

2.6 Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is charged to the income statement on a straight-line basis over the estimated useful economic lives for each item, considered to be as follows:

- Office equipment 3 to 5 years
- Fixtures and fittings 5 years

3 Related party transactions

On April 20, 2012, PH Inc. and PH LLP entered into an Administrative Services Agreement, as amended and restated (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses PH LLP, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by PH LLP performing services on behalf of PH Inc., as well as a proportional share of certain other costs and expenses paid on behalf of PH Inc., including office space, utilities and other general, administrative and overhead expenses. In February 2014, the parties amended the Expense Sharing Agreement and revised the allocation rate in line with current services. Previously this agreement had been amended in August 2012. During the period ended March 31, 2014, PH Inc. incurred $168,730 of expenses under the Expense Sharing Agreement.

In 2012 PH Inc. and PH LLP entered into a Transfer Pricing Agreement whereas PH Inc. will be reimbursed by PH LLP for certain operating costs of PH Inc. plus a mark-up of 7.5%.

As of March 31, 2014 the Company has a net receivable in the amount of $41,490 due from the affiliate, PH LLP, comprised of $48,255 of amount due under the Transfer Pricing Agreement and $6,765 payable under the Expense Sharing Agreement.

In 2012 the Company signed a Subordinated Agreement with its parent, Peel Hunt Holdings Limited. The principal amount of the loan is $300,000 with an initial maturity set for March 12, 2015. Interest is to be accrued at 4% per annum. Accrued interest is to be added to the principal amount of the note. At March 31, 2014 the amount of accrued interest totalled $25,619. The loan agreement was reviewed and approved by FINRA as a satisfactory subordinated agreement. The Subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4 Net capital requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined equal to the greater of $250,000 or 2% of aggregated debit items. At March 31, 2014, PH Inc. had net capital of $783,220 which was $533,220 above its required net capital requirement.

5 Risks and uncertainties

The Company has a credit risk exposure of uninsured cash in bank of $827,586 at March 31, 2014. The Company does not require collateral or other security to support financial instruments subject to credit risk. For the year ended March 31, 2014, all fee revenue earned was from PH LLP.

6 Income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	March 31, 2014 $ USD
Fixed and intangible asset	22,626
Total deferred tax asset	**22,626**

Based on earnings to date and future earnings projections, management believes it is more likely than not that the total deferred tax asset will be fully recognized. Therefore, no valuation allowance has been recognized.

7 Property, plant and equipment

At March 31, 2014	Office Equipment $ USD	Total $ USD
Cost		
Balance at April 1, 2013	-	-
Additions	3,220	3,220
Balance at March 31, 2014	**3,220**	**3,220**
Amortisation		
Balance at April 1, 2013	-	-
Charge for the year	(179)	(179)
Balance at March 31, 2014	**(179)**	**(179)**
Carrying value at March 31, 2014	**3,041**	**3,041**

8 Commitments

The Company leases its office facility in New York under an operating lease expiring December 31, 2014. Aggregate future minimum annual rental payments are as follows:

	March 31, 2014 $ USD
Outstanding commitments	
2014	32,742
2015	-
	32,742

Rent expense under this operating lease amounted to approximately $8,839. The Company also has a security deposit of $7,200 relating to the lease.

9 Subsequent events

The Company evaluated subsequent events or transactions that occurred from April 1 through May 22, 2014, the date these financial statements were issued, and there were no significant subsequent events